March 17, 2006	John E. Schmeltzer, III
Partner
By E-mail and Edgar Submission	(212) 336-2580
Direct Fax (212) 336-7953
jeschmeltzer@pbwt.com
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Castle Brands Inc.
Amendment No. 4 to Form S-1
File No. 333-128676

Dear Mr. Owings:
     On behalf of Castle Brands Inc. (referred to in this letter as the “Company”), we hereby submit Amendment No. 4 to the above-captioned registration statement (“Amendment No. 4”) pursuant to Rule 101 of Regulation S-T under the Securities Act of 1933 and the Securities and Exchange Commission’s EDGAR program. We have separately sent to you, by courier for delivery today, hard copies of (1) Amendment No. 4, (2) Amendment No. 4 marked to show changes from Amendment No. 3 to the Registration Statement and (3) this letter.
     We are submitting this letter to you in response to our conversations with the Staff's Accounting Branch on March 13, 2006 and the Division of Corporate Finance on March 16, 2006.
     In response to our discussion with the Division of Corporate Finance, the Company has confirmed to us that upon the commencement of his employment with the Company, John Soden will not be a director of the Company and his title, senior vice president and managing director-international operations, should not be considered as indicating that he is a member of the board of directors. In addition, the Company has amended its disclosure on page 89 of Amendment No. 4 to add descriptions of the employment agreements with John Soden and Seth Weinberg.
     Based on our discussions with the Staff’s Accounting Branch regarding the Company’s response to comment 7 of the letter from the Securities and Exchange Commission, dated February 8, 2006, attached is a revised draft of the portion of Note 15 that relates to the Warrant Agreement with Keltic Financial Partners, LP (the “Keltic Warrant”). In addition, set forth below is a description of the basis for the Company’s accounting treatment of the Keltic Warrant, as amended and restated on September 27, 2005 to replace the put option with the registration rights penalty.
     Accounting Basis for the Company’s Treatment of the Keltic Warrant
     The Company is accounting for the Keltic warrant, as amended for the registration rights penalty, as a derivative under the guidance of EITF 00-19 and EITF 05-04.
     In applying EITF 05-04, paragraph 9, the Company determined and concluded that the Keltic Warrant and the registration rights penalty should be viewed as a combined financial instrument.
     The Company has evaluated paragraphs 14-18 of EITF 00-19 as follows: the ability to deliver registered shares is dependent both on the Securities and Exchange

H. Christopher Owings
March 17, 2006

Commission’s acceptance of the Company’s registration statement and on the underwriters’ ability to successfully market the shares. Pursuant to EITF 00-19, paragraph 14, these factors are beyond the control of the Company and, for that reason, the Company would account for the instrument as if it would be required to be net-cash settled.
     The Company applied EITF 05-04, View A, and concluded that the registration rights are inseparable from the underlying warrant and that the unit should therefore be recorded as a liability at fair value at each reporting date with changes in fair value reported in earnings. Under EITF 05-04, paragraph 17, the Company concluded that the registration rights penalty issued in conjunction with the warrant in which the maximum potential penalty under the registration rights exceeds the difference between the fair values of the registered and unregistered shares requires the unit to be classified as a liability.
     If you have any questions regarding any of these matters or need any further information, please contact the undersigned at (212) 336-2580 or Andrew P. Beame, Esq. at (212) 336-2704.
Very truly yours,

/s/ John E. Schmeltzer, III
John E. Schmeltzer, III

cc:	Matthew J. Benson, Esq.
Sarah Goldberg
George Ohsiek
Mr. Mark Andrews
Ms. Elise Adams, Esq.

IRS Circular 230 disclosure: Any tax advice contained in this communication (including any attachments or enclosures) was not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed in this communication. (The foregoing disclaimer has been affixed pursuant to U.S. Treasury regulations governing tax practitioners.)

NOTE 15 — STOCK OPTIONS AND WARRANTS
B.	Stock Warrants — The Company has entered into various warrant agreements.

Common Stock Warrants Issued to the Financing Agent

On August 29, 2002, in connection with the revolving credit facility, the Company granted to the lender, Keltic Financial Partners, LP (“Keltic”), a warrant to acquire 20,000 shares of the Company’s common stock at an exercise price of $30. On December 1, 2003, the Company enacted a 5-for-1 split of its common stock. To reflect the effect of this stock split, the warrant was adjusted to grant Keltic the right to acquire 100,000 shares of common stock with an exercise price of $6. The warrant is subject to anti-dilution provisions, upon the occurrence of certain events such as stock splits and stock dividends, vest immediately and are exercisable through September 1, 2014. The Company is not obligated to register the warrant or the underlying shares, except to the extent that, if the Company elected to file a registration statement, Keltic could have the shares underlying its warrant included in that registration statement and the Company would assume all registration costs and other expenses in connection with such registration.

The warrant is exercisable at any time. The holder may convert the warrant, in whole or in part, into the number of shares of common stock determined by multiplying the number of shares under this warrant to be converted by the amount by which (a) the fair market value of one share immediately prior to such exercise exceeds (b) the exercise price in effect immediately prior to such exercise divided by the fair market value of one share in effect immediately prior to such exercise . If the shares are not regularly traded in a public market, the Board of Directors in reasonable good faith judgment shall determine the fair market value as follows: the fair value of the warrant is computed at an amount equal to the Enterprise Value divided by the number of outstanding shares of common stock. If the shares are traded regularly in a public market, the fair market value of a share of common stock shall be the closing sales price of the shares reported for the business day immediately before the holder delivers its conversion notice.

From the date of issuance through September 27, 2005, the warrant contained a put option right that could be exercised by the holder at any time commencing as of September 2006 and ending on the warrant expiration date. Pursuant to that put option right, Keltic had the right to require the Company to purchase the warrant, in whole or in part, for an amount equal to the number of shares as to which Keltic was exercising the put option multiplied by the amount by which (a) the fair market value of one share exceeded (b) the exercise price in effect immediately prior to such exercise of the put option right. The Company would then be obligated to pay the put amount in immediately available funds on the date set; provided however, that if the put amount was greater than $300,000, the Company would pay at least $300,000 on such date and have the option to pay the remainder of the put amount in four equal installments due at the end of each fiscal quarter thereafter, bearing interest at the greater of (a) the prime rate as published by The Wall Street Journal, or in the event that The Wall Street Journal was not available, such rate published in another publication as determined by the holder plus two hundred fifty (250) basis points per annum, or (b) seven percent (7%) per annum, or (c) LIBOR plus five hundred (500) basis points per annum.

The $282,795 fair value assigned to the warrant was recorded as a financing cost reduction in the value assigned to the loan’s credit facility (debt discount amount). Such amount was recognized over the three-year life of the credit facility as additional interest expense. The Company has recorded interest expense for the years ended March 31, 2003, 2004 and 2005 of $54,890, $94,098, and $133,307, respectively. The credit facility was closed in June 2004 and the unaccreted balance recognized as additional interest expense at that time.

The Company accounted for the warrant and the put option rights as a compound financial instrument in the consolidated financial statements at fair value following the guidelines of EITF 00-19, paragraphs 44 and 45, and paragraphs 11 and 24 of SFAS 150. Changes in the fair value of the compound instrument are recognized in earnings for each reporting period. At March 31, 2004, March 31, 2005 and December 31, 2004, the Company recorded the fair value of the warrant as a liability included in the balance sheet caption accrued expenses, put warrants payable and derivative instrument of $246,320, $323,146 and $239,952, respectively. For the years ended March 31, 2003, March 31, 2004 and March 31, 2005, and for the nine months ended December 31, 2004, the Company recorded a charge (credit) for the change in the value of the compound financial instrument of $(9,482), $(26,493), $76,825 and $(6,369), respectively. The Company recorded a (credit) of $(18,752) as of September 30, 2005 to reflect the change in fair value of the compound instrument as a result of the amendment discussed below.

On September 27, 2005, the warrants were amended to eliminate the cash put feature and replace it with certain penalties (up to $200,000) if the shares underlying the warrants have not been registered by June 1, 2007 and June 1, 2008. The Company agreed that if on either June 1, 2007 or June 1, 2008 (a) there are shares of common stock received or issuable upon the exercise of the warrant that have not been registered, and (b) it has not filed a registration statement with respect to which Keltic had the opportunity to register the unregistered shares, the Company would pay Keltic $100,000 within ten (10) days of such dates.

The Company accounted for the warrant and the registration rights penalty as a derivative following the guidance of EITF 00-19. The Company has concluded that the amendment to the warrant agreement obligating the Company to issue registered shares by the stated dates is dependent both on the Commission’s acceptance of the Company’s registration and on the underwriters’ ability to successfully market the shares. Pursuant to paragraph 14 of EITF 00-19, these factors are beyond the control of the Company and, for this reason, the Company would account for the instrument as if it would be required to be net-cash settled.

The Company applied EITF 05-04, View A, concluding that the registration rights are inseparable from the underlying warrant and should be accounted for together as a unit (the delivery of unregistered shares, plus the cash penalty, in exchange for the exercise price) and recorded as a liability at fair value at each reporting date with changes in fair value reported in earnings.

The Company has reflected the fair value of the combined instrument at December 31, 2005 included in the balance sheet caption accrued expenses, put warrants payable and derivative instrument of approximately $304,000. The change in the fair value of the combined instrument from September 30, 2005 to December 31, 2005 was de minimus.